UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2008

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: March 31, 2008	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

Consent of Independent Registered Public Accounting Firm
To the Board of Directors of Methanex Corporation
We consent to the inclusion in this annual report on Form 40-F of:
•	our auditors’ report dated March 2, 2007 on the consolidated balance sheets of Methanex Corporation (“the Company”) as at December 31, 2006 and December 31, 2005, and the consolidated statements of income, shareholders’ equity and cash flows for the years then ended; and

•	our Report of Independent Public Accounting Firm dated March 2, 2007 on management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 and the effectiveness of internal control over financial reporting as of December 31, 2006 each of which is contained in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2006.
We also consent to the incorporation by reference of such reports in the Registration Statement (No. 333-112624) on Form S-8 of the Company.
/s/ KPMG LLP
Chartered Accountants
Vancouver, Canada
March 26, 2007